EXHIBIT 99.1

Internet Gold – Golden Lines Ltd.
(hereinafter, the "Company")

April 13, 2011

Attention:	Attention:

Israel Securities Authority	Tel Aviv Stock Exchange
www.magna.isa.gov.il	www.maya.tase.co.il

Re: Immediate report of convening meeting of holders of Debentures (Series B) of the Company

The Company hereby provides notification of convening a Meeting of holders of Debentures (Series B) of the Company (hereinafter, the "Debentures (Series B)"), which shall be convened on May 11, 2011, at 10:30 a.m. at 2 Dov Friedman Street, Ramat Gan 52503 (hereinafter, the "Meeting").

A.	General Background

1.
The Bank Leumi Le-Israel Trust Company Ltd. (hereinafter, "Leumi Trust") serves as trustee for the holders of the Debentures (Series B), in accordance with the Trust Deed with respect to the Debentures (Series B) executed between the Company and Leumi Trust on September 23, 2007 (hereinafter, the "Trust Deed").

2.
On April 11, 2011, Leumi Trust advised the Company that due to the instructions issued by the Israel Securities Authority regarding its eligibility to serve as Trustee, based on the amount debt owed to Bank Leumi Group by the Company and its affiliates, Leumi Trust is required to commence proceedings for the termination of its office as trustee for the Debentures (Series B), in accordance with the provisions of Section 35N of the Securities Law, 5728-1968 (hereinafter, the "Securities Law") and Section 27.3 of the Trust Deed.

3.
Leumi Trust's resignation shall only take effect after it is approved by the court and as of the date so determined in the court's approval. In accordance with Section 27.3 of the Trust Deed, the appointment of an alternate trustee, as aforementioned, is also subject to the approval of the Meeting of holders of the Debentures (Series B), which is convened in accordance with this immediate report.

4.
In light of the foregoing, the agenda of such Meeting shall be the proposal to appoint BDO Ziv Haft Trusts Ltd. (hereinafter, "Ziv Haft Trusts") as trustee for the holders of the Debentures (Series B) in lieu of the trustee currently in office.

5.
Ziv Haft Trusts is a company limited by shares, incorporated in Israel under the Companies Law, 5759-1999. Its primary objective is to engage in trusts. Ziv Haft Trusts has declared that it meets all the qualification criteria required of a trustee for Debentures (Series B) under the Securities Law and any other applicable law, and that it has consented to serve as trustee for the holders of the Debentures (Series B) in lieu of the currently serving trustee.

6.
Other than changes related to the aforementioned replacement of the trustee, no changes are expected to the terms of the Trust Deed and/or the Debenture executed in connection with the Debentures (Series B), with the exception of changes required as a result of the replacement of the trustee. However, in the event that any such changes are required, they shall be performed in accordance with the relevant terms in the Trust Deed.

7.
It is emphasized that after the Meeting of holders of the Debentures (Series B) approves the appointment of Ziv Haft Trusts as trustee for the holders of the Debentures (Series B) in lieu of the currently serving trustee, to the extent it is approved, the Company shall file a motion with the Court to approve the appointment of Ziv Haft Trusts in lieu of the current trustee. To the extent that the court approves the replacement of trustees, as aforementioned, the appointment of Ziv Haft Trusts shall take effect as of the date so determined in the court's approval.

8.	It is clarified that Leumi Trust shall continue to serve in its position until the appointment of the proposed trustee takes effect.

B. The Item on the Agenda of the Meeting

The passing of an ordinary resolution regarding the approval of Ziv Haft Trusts' appointment as trustee for the Debentures (Series B) in lieu of the currently serving trustee, all subject to the court's approval to replace the trustee, and as of the date so determined in the court's approval.

The contact person for Ziv Haft Trusts is Mr. Rami Sabati, located at 48 Menachem Begin Road, Tel Aviv-Jaffa; telephone no. 03-6374351; fax: 03-6374344; e-mail: RamiS@bdo.co.il.

     C.  Determining Date

The determining date for participating and voting in the Meeting of holders of Debentures (Series B) is the date of the Meeting; i.e. May 11, 2011 (hereinafter, the "Meeting Date").

      D. Parties Eligible to Participate in the Meeting

9.	The parties eligible to participate and vote at the Meeting:

9.1.	A Registered Holder, as defined in the Trust Deed; or

9.2.
A party holding an autonomous power of attorney from the nominee company with respect to a specified number of Debentures (Series B) registered in its name in the register of holders of Debentures (Series B), pursuant to which the attorney-in-fact for the nominee company is not precluded from exercising his discretion at the vote.

10.	The parties eligible to participate in the Meeting and their proxies are required to furnish Leumi Trusts with confirmation of their holdings by the Meeting Date.

11.	Holders of the Debentures (Series B) are eligible to participate in the Meetings, alone or by means of agents.

12.
The letter of appointment appointing an agent shall be in writing and shall be signed by the appointing party or its representative lawfully authorized in writing to do so. If the appointing party is a company, the appointment shall be mad by written authorization signed by one of the directors of the company or the secretary of the company. The letter of appointment of an agent shall be prepared in any customarily accepted manner. An agent is not required himself to be a holder of a Debenture (Series B). The letter of appointment and proxies or other certificate pursuant to which the letter of appointment was executed, or a certified copy of such proxy, shall be deposited at the company's registered offices or at another address so notified by the company at least forty eight (48) hours prior to the date of the Meeting with respect to which the proxy was granted, unless determined otherwise in the notice convening the Meeting.

E. Legal Quorum and Adjourned Meeting

13.
The legal quorum required for commencing the Meeting shall consist of two holders of Debentures (Series B) present in person or by proxy and holding or representing together at least one-tenth (1/10) of the outstanding balance of Debentures (Series B) in circulation at the time.

14.	If within one-half hour of the time appointed for the Meeting a legal quorum is not present, the Meeting shall be adjourned to May 18, 2011, to the same time and same place.

15.
The legal quorum required for commencing an adjourned Meeting shall consist of two holders of Debentures (Series B) present in person or by proxy, without taking into account the nominal value held by them.

F.  Majority Required for Passing a Resolution

The majority required for approving a resolution on the Meeting's agenda is an ordinary majority of the number of votes represented in a vote at the Meeting.

G.  Company's Representatives Handling this Report

16.
The Company's representative handling matters related to this report is Adv. Ami Barlev, located at 2 Dov Friedman Street, Ramat Gan 52503; telephone: 03-7530928; fax: 03-7530927 (hereinafter, the "Representative's Office").

17.	Documents pertaining to this report may be inspected at the Representative's Office, by prearrangement and during ordinary business hours.

    Sincerely,

Internet Gold-Golden Lines Ltd.